November 5, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Rosenberg:

We are in receipt of the Securities and Exchange Commission’s (“SEC”) comment letter dated October 13, 2010 regarding Ambac Financial Group’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2008 and Ambac Financial Group’s Form 10-Q for the Quarter Ended June 30, 2009, File No. 001-10777. That letter asked us to respond to the comments within 10 business days or inform the SEC of when we will provide a response. We have had various discussions with the SEC Staff on the subject matter in that letter with the most recent discussion occurring on October 25, 2010. We indicated during that discussion we would certainly need more than 10 business days due to the complexity of the subject matter and the fact we are in the midst of preparing various SEC and other regulatory filings for the period ended 9/30/10. Since that discussion and our receipt of the October 13 letter, additional events have occurred that have further constrained the Company’s resources. Those events are described in a Form 8-K which we filed on November 1, 2010 indicating that the Company is currently pursuing a restructuring of its outstanding debt through a prepackaged bankruptcy proceeding. If the Company is unable to reach agreement on a prepackaged bankruptcy in the near term, it intends to file for bankruptcy under Chapter 11 of the United States Bankruptcy Code prior to the end of the year.

Given our focus on the abovementioned issues we would anticipate responding to the October 13, 2010 comment letter by November 26, 2010. If this timeframe needs to be extended as a result of our continuing discussions with the SEC Staff on this topic, we will further inform the Staff and submit another extension request letter as necessary.

We hope this timeframe is acceptable to the SEC Staff and would be available to discuss further at your convenience. Please feel free to contact me at (212) 208-3177 or Richard Alger at (212) 208-3196 with any questions or comments.

Sincerely,

/s/ Robert Eisman

Robert Eisman

Senior Managing Director and

Chief Accounting Officer